Park-Ohio Holdings Corp.
6065 Parkland Boulevard
Cleveland, Ohio 44124

May 21, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Erin Donahue

    Re:    Park-Ohio Holdings Corp.
        Registration Statement on Form S-3 (File No. 333-279399)

Ladies and Gentlemen:

    On behalf of Park-Ohio Holdings Corp. (the “Company”), the undersigned hereby requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, that the effective time of the Registration Statement on Form S-3 (File No. 333-279399) (the “Registration Statement”) of the Company be accelerated to 4:00 p.m. on May 23, 2024, or as soon as practicable thereafter. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

    Please contact Michael J. Solecki at Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.
                        Very truly yours,

                        PARK-OHIO HOLDINGS CORP.

    By: /s/ Robert D. Vilsack
    Name:    Robert D. Vilsack
    Title:    Chief Legal & Administrative Officer, Secretary

cc: Michael J. Solecki, Esq.

NAI-1540126048v2